

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Jeffrey Campbell
Chief Financial Officer
American Express Company
200 Vesey Street
New York, NY 10285

   Re: American Express Company
     Form 8-K Filed April 24, 2020
     File No. 001-07657

Dear Mr. Campbell:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed April 24, 2020

Exhibit 99.2
Appendix III, page 13

1. We note your disclosure of adjusted diluted earnings per common share excluding credit reserve builds, which excludes the portion of the provision for credit losses attributable to reserve builds. It appears this performance measure, which excludes a portion of the provision for credit losses, substitutes individually tailored recognition and measurement methods for those of GAAP and violates Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing this performance measure, or any other performance measures that excludes a portion of the provision for credit losses (e.g., the portion of the provision for credit losses that exceeds net write-offs) in future filings.

2. To the extent that you continue to discuss or disclose an amount related to "credit reserve builds" in future filings, please define how this measure is calculated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance